Exhibit 99.1

(Incorporated in the Cayman Islands with limited liability)

(於開曼群島註冊成立的有限公司   )

(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733, 40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

(股份代號：1928 及票據證券代號: 5141、5142、5727、5733、40246、40247、40584、40585、40852、40853、40854、5413、5414、 5415)

NOTIFICATION LETTER 通 知 信 函

August 23, 2022

Dear Shareholder,

Sands China Ltd. (the “Company”)

– Notice of publication of 2022 Interim Report (“Current Corporate Communication”)

The English and Chinese versions of the Company’s Current Corporate Communication are available on the Company’s website at www.sandschina.com and the website of HKEXnews at www.hkexnews.hk. You may access the Current Corporate Communication by clicking “Investor Relations” on the home page of our website. Viewing them requires that you have Adobe® Reader® installed. You may also access the Current Corporate Communication by visiting the website of HKEXnews.

Shareholders may at any time choose to receive, free of charge, the Corporate Communications(Note) (including the Current Corporate Communication) either in printed form, or read the website version; and either the English language version only, the Chinese language version only or both language versions, notwithstanding any previous request conveyed to the Company. If you want to receive the printed version of the Current Corporate Communication, please complete the Request Form on the reverse side (which may also be downloaded from the websites mentioned above) and send it to the Company c/o Computershare Hong Kong Investor Services Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form. There is no need to affix a stamp when returning if posted in Hong Kong. If you are posting from outside Hong Kong, please affix an appropriate stamp. The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. You may also send an email with a scanned copy of the completed Request Form to sandschina.ecom@computershare.com.hk.

If you would like to change your choice of language or means of receipt of the Company’s Corporate Communications in future, please write or send an email to the Company at sandschina.ecom@computershare.com.hk c/o the Hong Kong Share Registrar. Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via our website but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communication, the Company will promptly, upon your request, send the Current Corporate Communication to you in printed form free of charge.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at +852 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays.

By order of the Board

SANDS CHINA LTD.

Dylan James Williams

Company Secretary

Note:

Corporate Communications include but is not limited to (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

致股東：

金沙中國有限公司（「本公司」）

– 2022年中期報告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件中、英文版本已上載於本公司網站  www.sandschina.com 及香港交易所披露易網站  www.hkexnews.hk，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，並需使用已安裝的  Adobe® Reader® 開啟，或在披露易網站瀏覽有關文件 。

儘管 閣下早前曾向本公司作出公司通訊文件 (附註)（包括本次公司通訊文件）收取方式或語言版本的選擇，但仍可以隨時更改有關選擇，轉為以印刷本或網上方式收取及只收取英文印刷本、或只收取中文印刷本、或同時收取中、英文印刷本，費用全免。如 閣下欲收取本次公司通訊文件之印刷本，請 閣下填妥在本函背面的申請表格（該表格亦可於上述網站下載），並使用申請表格下方的郵寄標籤寄回，如在香港投寄，毋須貼上郵票；如在香港以外地方投寄，請貼上適當的郵票，申請表格請寄回香港中央證券登記有限公司（「香港證券登記處」），地址為香港灣仔皇后大道東 183號合和中心17M樓。 閣下亦可把已填妥之申請表格的掃描副本電郵至 sandschina.ecom@computershare.com.hk。

如欲更改日後收取公司通訊文件之語言版本及收取途徑之選擇，請以書面或以電郵方式  sandschina.ecom@computershare.com.hk 送交到香港證券登記處。如 閣下已選擇以網上方式收取日後公司通訊文件（或被視為已同意以網上方式收取），但因任何理由未能閱覽載於網站的本次公司通訊文件， 閣下只要提出要求，本公司將盡快向 閣下寄上本次公司通訊文件的印刷版本，費用全免。

如對本函內容有任何疑問，請致電本公司電話熱線  +852 2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正。

承董事會命

金沙中國有限公司

韋狄龍

公司秘書

2022年8月23日

附註：	公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用， 財務摘要報告； (b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

Request Form 申請表格

To: **Sands China Ltd. (the "Company")**
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733, 40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)
c/o Computershare Hong Kong Investor Services Limited
(the "Hong Kong Share Registrar")
17M Floor
Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致： 金沙中國有限公司（「公司」）
（股份代號：1928 及票據證券代號: 5141、5142、5727、5733、40246、40247、40584、40585、40852、40853、40854、5413、5414、5415）
經香港中央證券登記有限公司
(「香港證券登記處」)
香港灣仔皇后大道東 183 號
合和中心 17M 樓

☐ I/We have already chosen (or are deemed to have consented) to receive the Corporate Communications (as defined in the notification letter on the reverse side) via the Company's website and I/we would like to receive a printed version of the Current Corporate Communication now. Please send the same to the address provided below:
本人／我們已選擇 (或被視為已同意) 瀏覽本公司網站所登載之公司通訊文件 (定義見背面之通知信函)，但現在希望收取本次公司通訊文件之印刷本。請郵寄至以下地址：

Name(s) of Shareholder(s)#
股東姓名# ______________________

(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number
聯絡電話號碼 ______________________

Address#
地址# ______________________

(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Signature
簽名 ______________________

Date
日期 ______________________

 # You are required to fill in the details if you download this Request Form from the Company's website.
假如　閣下從本公司網站下載本申請表格，請必須填上有關資料。

Notes 附註：

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。
2. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid.
如屬聯名股東，則本申請表格須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
3. Any Request Form with no signature or otherwise incorrectly completed will be void.
如未有在本申請表格內簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. For the avoidance of doubt, we do not accept any other instructions given on this Request Form.
為免存疑，任何在本申請表格上的其他指示，本公司將不予處理。
5. Please note that both printed English and Chinese versions of all the Company's Corporate Communications that we have sent to our shareholders in the past 12 months are available from the Company on request. They are also available on the Company's website www.sandschina.com for five years from the date of first publication.
本公司備有於過去12個月曾寄發予股東的公司通訊文件的中、英文版印刷本以供索閱。該等通訊文件亦由首次登載日期起計，持續5年載於本公司網站 www.sandschina.com 上。

The Current Corporate Communication refers to the publication of 2022 Interim Report of the Company.
本申請表格所提及之本次公司通訊文件指本公司2022年中期報告。

23082022 1 0

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited
香港中央證券登記有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and affix it to the envelope in order to return this form to us.
No postage is necessary if posted in Hong Kong.
當　閣下寄回此表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄，　閣下無需支付郵費或貼上郵票。

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